UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
____________________________

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
 (Exact name of registrant as specified in its charter)
_____________________________

Arkansas	71-0785261
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1401 Highway 62-65 North Harrison, Arkansas	72601
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $. 01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation from Texas to Arkansas of First Federal Bancshares of Arkansas, Inc., a Texas corporation (“FFBOA-Texas”). The reincorporation was effected pursuant to a Plan of Conversion.  The Plan of Conversion provides for, among other things, the conversion of FFBOA-Texas into the Registrant (the “Conversion”).

As a result of the Conversion, which was consummated on July 20, 2011: (i) each share of common stock, par value $0.01 per share, of FFBOA-Texas issued and outstanding automatically converted into a share of common stock of the Registrant, par value $0.01 per share; (ii) each option to acquire shares of FFBOA-Texas was converted into and became an equivalent option to acquire an equal number of shares of the Registrant’s common stock (whether or not such option was then exercisable); (iii) the exercise price per share under each option remained equal to the exercise price per share immediately prior to the Conversion; and (iv) FFBOA-Texas’s other employee benefit arrangements were assumed by the Registrant upon the terms and subject to the conditions specified in such plans.

Pursuant to the Plan of Conversion, FFBOA-Texas effected the reincorporation by filing (i) an application for transfer of jurisdiction to Arkansas and articles of incorporation in the form attached to the Plan of Conversion (the “Articles of Incorporation”) with the Arkansas Secretary of State and (ii) a certificate of conversion with the Texas Secretary of State. In connection with the Conversion, the Registrant adopted new bylaws in the form attached to the Plan of Conversion (the “Bylaws” and, together with the Articles of Incorporation, the “Charter Documents”).

Prior to July 20, 2011, FFBOA-Texas corporate affairs were governed by the corporate laws of Texas. The rights of FFBOA-Texas shareholders were subject to FFBOA-Texas’s articles of incorporation and bylaws.  As a result of the reincorporation, holders of FFBOA-Texas’s common stock are now holders of the Registrant’s common stock, and their rights are governed by the corporate laws of Arkansas and the Articles of Incorporation and Bylaws of the Registrant.

In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock of the Registrant were deemed to be registered under Section 12(b) of the Exchange Act as the successor to FFBOA-Texas.  The Registrant, as successor issuer to FFBOA-Texas, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act and, in accordance with the Registrant’s Charter Documents, the Registrant hereby amends the following items, exhibits or other portions of FFBOA-Texas’s Form 8-A filed on April 12, 1996 with the Securities and Exchange Commission (“SEC”), regarding the description of the capital stock as set forth herein.  The shares of common stock of the Registrant continue to be listed on the NASDAQ Global Market under the symbol “FFBH”.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

The authorized capital stock of First Federal Bancshares of Arkansas, Inc., an Arkansas corporation (“Registrant”) consists of (i) 30,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of preferred stock, no par value per share.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock of the Registrant is Registrar and Transfer Company.

Common Stock

The following is a brief description of the Common Stock of the Registrant. This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the articles of incorporation and bylaws of the Registrant, copies of which have been filed with the SEC and are also available upon request from us.

The Common Stock of the Registrant is listed on the NASDAQ Global Market.

Each holder of the Common Stock of the Registrant will be entitled to one vote for each share held on all matters with respect to which the holders of such Common Stock are entitled to vote.  A majority of the votes entitled to be cast on a matter by the shareholders of the corporation represented in person or by proxy shall constitute a quorum for purposes of such matter at any meeting of shareholders.  With respect to any matter other than certain elections of directors, a majority of the votes cast at a meeting, whether in person or represented by proxy, at which a quorum is present shall decide every question or matter submitted to the shareholders at such meeting.  In an uncontested election of directors, directors will be elected by a majority of the votes cast, whether in person or represented by proxy.  In a contested election of directors, the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting of shareholders and entitled to vote in the election of directors.  Any or all of the directors of the corporation may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the corporation’s then outstanding capital stock entitled to vote generally in the election of directors. Special meetings of shareholders may be called by the holders of not less than 10 percent of all votes entitled to be cast on any issue proposed to be considered at such special meeting.

Holders of the Common Stock of the Registrant will not be entitled to cumulative voting in the election of directors.  Such Common Stock has no conversion rights and is not subject to redemption.  In the event of the liquidation, dissolution or winding up or after payment of all creditors of the Registrant, the holders of the Common Stock (subject to the prior rights of the holders of outstanding preferred stock, if any) will be entitled to receive pro rata any assets distributable to holders of Common Stock based on the number of shares held by them.

Holders of shares of Common Stock of the Registrant have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

The Registrant is subject to a Cease and Desist Order (the “Order”) issued on April 12, 2010 by the Office of Thrift Supervision (“OTS”).  Effective July 21, 2011, pursuant to Section 312 of Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) the regulatory functions and rulemaking authority of the OTS with regard to savings and loan holding companies (including the Registrant) were transferred to the Board of Governors of the Federal Reserve System (“FRB”).  Beginning on July 21, 2011, the Registrant became subject to the regulation of the FRB, which is vested with authority to enforce the Order. Pursuant to the Order, our Board of Directors may not declare or pay any dividends or capital distributions on the Common Stock of the Registrant or repurchase such shares without the prior written non-objection of the FRB.  Even if authorized by the FRB, we have no current plans to commence cash dividend payments on the Common Stock.  Any future payment of any dividends on both the Common Stock and any preferred stock, will be dependent upon, among other things, our regulatory capital requirements, our financial condition, liquidity, results of operations, and cash flow, tax considerations, statutory, regulatory and contractual prohibition and other limitations, and general economic conditions.

If our Board of Directors is permitted and elects to declare a dividend, the holders of shares of the Common Stock are entitled to such dividends as our Board of Directors, in its discretion, may declare out of assets lawfully available.  However, the payment of dividends on the Common Stock would be subject to any prior rights of the holders of any preferred stock.

Preferred Stock

Pursuant to the articles of incorporation of the Registrant, we have authority to issue up to 5,000,000 shares of preferred stock, no par value per share.  The articles of incorporation authorize our Board of Directors to, at any time and without shareholder approval, issue one or more new series of such preferred stock, with such terms as determined by our Board of Directors in accordance with the articles of incorporation.  We do not have any series of preferred stock issued or outstanding.

Anti-Takeover Provisions

Neither Arkansas law, nor the articles of incorporation of the Registration contain any provisions that would operate to provide enhanced protection against business combinations.

Blank Check Preferred Stock. Our Board of Directors can at any time, under the articles of incorporation of the Registrant and without shareholder approval, issue one or more new series of preferred stock.  In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares to take control.

No Classification of the Board of Directors; Removal of Directors. The articles of incorporation of the Registrant provide that the Board of Directors will not be classified.  That is, all directors are elected annually to serve for a term of one year.  Additionally, directors may be removed with or without cause upon the affirmative vote of a majority of the voting power of the corporation’s then outstanding capital stock entitled to vote generally in the election of directors.

Item 2. Exhibits.

Exhibit No.	Description
2.1	Plan of Conversion, dated June 22, 2011 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2011)
3.1
Articles of Incorporation of First Federal Bancshares of Arkansas, Inc., an Arkansas corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2011)

3.2
Bylaws of First Federal Bancshares of Arkansas, Inc., an Arkansas corporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2011)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 19, 2011	First Federal Bancshares of Arkansas, Inc.
	By:	/s/ Larry J. Brandt
	Name:	Larry J. Brandt
	Title:	Chief Executive Officer